EXHIBIT 4.1

EXECUTION VERSION

PROMISSORY NOTE

$1,204,402.34	Morristown, New Jersey
July 31, 2006

For value received, the undersigned, Access Integrated Technologies, Inc., a Delaware corporation (“Maker”) promises to pay to the order of Granite Equity Limited Partnership (“Payee”), as the representative, on behalf of the holders of all of the capital stock of UniqueScreen Media, Inc. (“USM”) at the Payee’s offices at 3051 2nd Avenue, Suite 105, St. Cloud, Minnesota 56301, in immediately available funds, the principal amount of One Million Two Hundred Four Thousand Four Hundred Two Dollars and Thirty-Four Cents ($1,204,402.34), payable in twelve (12) equal quarterly installments in arrears on the first day of the first month of the quarter, commencing on October 1, 2006 and continuing on the first day of the first month of each calendar quarter thereafter until July 1, 2009 when the remaining principal balance plus accrued interest shall be payable in full, and to pay interest in like money and funds on the unpaid principal amount hereof, from the date hereof until this Note is paid in full, at a rate per annum equal to 8%, compounded quarterly from the date hereof. Interest shall be calculated on the basis of a year of 365 days and actual days elapsed. All unpaid amounts due under this Note shall be subject to the terms and conditions of that certain Stock Purchase and Sale Agreement, dated July 6, 2006, by and among Maker, USM, Payee, the other Sellers party thereto and Granite Equity Limited Partnership, as Stockholder Representative (as defined therein) (the “Purchase Agreement”), and Maker shall be entitled to withhold or set-off against any amounts due under the Note any and all Claims (as defined under the Purchase Agreement) or amounts owed by Payee to Maker pursuant to the Purchase Agreement. All payments under this Note shall be made free and clear of any withholding or deduction, including without limitation any withholding or deduction for or on account of any tax charges or withholding. For purposes of this Note, the term “Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for general business transactions in New York, New York.

If this Note or any amount payable hereunder becomes due and payable on a day which is not a Business Day, then the maturity thereof shall be extended to the next succeeding Business Day and interest thereon shall be payable during such extension at the rate applicable to the Note prior to such extension.

Unless the holder hereof shall notify the Maker to the contrary, the unpaid principal amount hereof, all accrued interest hereon and all other amounts payable hereunder shall become immediately due and payable without further notice, protest, presentment, demand or other formalities of any kind, all of which the Maker expressly waives, if any of the following events (each an “Event of Default”) shall occur: (a) the Maker shall be unable or admit his inability to pay his debts as they mature or shall make a general assignment for the benefit of creditors; or (b) a custodian, trustee, receiver, agent or similar official shall be appointed for the Maker or any substantial part of his property; or (c) the Maker shall be adjudicated a bankrupt or insolvent; or (d) a petition in bankruptcy or seeking reorganization or an arrangement of creditors, or to take advantage of any bankruptcy, insolvency or similar law, shall be filed by or against the Maker; or (e) the Maker shall default in the payment or performance of any amount or obligation hereunder when and as due.

This Note may be prepaid in whole or from time to time in part without premium or penalty upon not less than two Business Days’ irrevocable notice from the Maker to the Payee, provided that the Maker shall pay all accrued and unpaid interest on the amount so prepaid on the date of any such prepayment.

Without limiting the foregoing, upon the occurrence of an Event of Default, Payee shall have all rights, remedies, powers and privileges provided by applicable law, all of which rights, remedies, powers and privileges may be exercised without notice to or consent by Maker, except as such notice or consent is expressly provided for hereunder or required by applicable law. All rights, remedies, powers and privileges granted to Payee hereunder or under applicable law, are cumulative, not exclusive, and enforceable, in Payee’s discretion, alternatively, successively, or concurrently on any one or more occasions, and shall include, without limitation, the right to apply to a court of equity for an injunction to restrain a breach or threatened breach by Maker of this Note.

The Maker promises to pay costs of collection and attorneys’ fees in case default is made in payment of this Note.

No modification, alteration or change of any provision of this Note shall be effective unless in writing and signed by the Maker and Payee and only to the extent set forth therein.

This Note shall be governed by and construed in accordance with, the laws of New York.

ACCESS INTEGRATED TECHNOLOGIES, INC.

By:_____________________________________ Name: A. Dale Mayo Title: President and Chief Executive Officer